Filed by GTECH Holdings Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Interlott Technologies, Inc.
                         Exchange Act File Number of Subject Company:  001-12986



The following letter is being mailed to customers of GTECH Holdings Corporation from W. Bruce Turner, GTECH's president and chief executive officer:


                            LETTER TO GTECH CUSTOMERS

Dear:

Recently, GTECH announced that it has entered into an agreement to acquire Interlott Technologies, the world's leading provider of instant ticket vending machines (ITVMs) for the lottery industry. This letter will share with you our perspective on the transaction. GTECH's primary focus is on growing our core lottery business and maintaining our innovative leadership in the lottery industry. The Interlott acquisition furthers that strategy by giving GTECH a major entry into the instant ticket distribution segment, one of the fastest growing segments of the lottery industry today.

We are entering into this transaction not with an idea that we need to fix something at Interlott, but with a firm belief that we can strengthen Interlott by providing access to greater resources. Interlott has been able to achieve significant market share because of quality, performance, and attentiveness to customers. That client commitment will not change.

By combining GTECH's online technology expertise and Interlott's proven and patented ITVM technology, we will be able to deliver not only new lottery products for consumers, but also new capabilities and services for retailers and lottery customers. Online automation will also make it possible for GTECH customers to combine management reporting of both online and instant-ticket-vending activity. As a result, our customers will have a more comprehensive and accurate picture of their total lottery business, which will enable them to identify trends faster and make better-informed decisions.

The online ITVM concept is part of a larger trend toward self-service in retail. Consumers have demonstrated a preference for self-service. Retailers employ self-service strategies to increase sales without having to increase staffing requirements. GTECH has several initiatives underway to bring the self-service functionality to the lottery market. The Interlott acquisition will enhance and accelerate those efforts.

It is expected that the transaction will take about 120 days to complete. At that time, Interlott will become a wholly-owned subsidiary of GTECH continuing to maintain its contractual relationships and brand identity. A cross-functional team of senior managers has been instituted, reporting to GTECH Chief Operating Officer David Calabro, that will be responsible for integrating Interlott with GTECH's operations. Please be assured that we will provide you with timely updates related to the integration team's activities.

I hope the actions we have taken to acquire Interlott help bring into clear focus an impression that I have been cultivating with our customers, employees, and shareholders - GTECH's leadership position in the lottery industry is a distinction we do not take for granted. We are continually seeking to improve our service and enhance our offerings. GTECH strives to be a comprehensive and innovative solution provider to the lottery industry. The Interlott acquisition is an important element of that strategy.

As always, if I can provide anything further, please feel free to contact me. In the meantime, I urge you to review our SEC filings to obtain additional information about this transaction. GTECH would be happy to furnish you with any of this information, or you can visit the SEC's website at www.sec.gov for a free copy.

Sincerely,

WBT



Enclosure: Press release